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                               February 24, 1997





Division of Corporation Finance
U.S. Securities and Exchange Commission
450 5th Street, N.W.
Washington, D.C. 20549

            Re: Withdrawal of State Capital Bancorp, Inc. Form SB-2 Registration
                Statement

Dear Sir or Madam:

      Pursuant to Rule 477(a) and Rule 478(c) of the Securities Act of 1933, I am writing to request, as agent for service of State Capital Bancorp, Inc., the consent of the Securities and Exchange Commission to withdraw the State Capital Bancorp, Inc. Form SB-2 Registration Statement. State Capital Bancorp, Inc. has abandoned a de novo bank project under which State Capital Bank, a proposed Maryland chartered trust company, was to have operated as a wholly-owned subsidiary of State Capital Bancorp, Inc., and has terminated a proposed public offering of securities in favor of an alternative banking opportunity. Therefore, State Capital Bancorp, Inc. believes that withdrawal of the Form SB-2 Registration Statement is consistent with the public interest and the protection of investors.

      If you have any questions, please do not hesitate to call Philip G. Feigen or Mary M. Sjoquist at (202) 362-0840 or me at (301) 757-5372.

      Thank you.

                                    Sincerely,

                                    STATE CAPITAL BANCORP, INC.



                                    /s/ John W. Marhefka, Jr.

MMS/TWF